CONCORD EFS, INC.
                         NOTICE OF ANNUAL MEETING
                              OF SHAREHOLDERS

                        To Be Held on May 2, 1996




To the Shareholders of
  Concord EFS, Inc.

     Notice is hereby given that the Annual Meeting of Shareholders of Concord EFS, Inc. ("Concord" or the "Company") will be held at Colonial Country Club, 2736 Countrywood Parkway, Memphis Tennessee on May 2, 1996 beginning at 9:30 a.m. local time, for the following purposes:

     1.  To elect directors to serve for the ensuing year;

     2. To approve the Amendment to the Certificate of Incorporation to increase the number of authorized shares of Common Stock;

     3. To approve Amendment of 1993 Incentive Stock Option Plan to change the formula grants to directors;

     4. To transact such other business as may properly come before the annual meeting and any adjournments thereof.

     The Board of Directors has fixed the close of business on March 1, 1996 as the record date for determination of the shareholders entitled to notice of and to vote at the Annual Meeting. The By-Laws of the Company require that the holders of a majority of all stock issued, outstanding and entitled to vote be present in person or represented by proxy at the meeting in order to constitute a quorum.


                              By Order of the Board of Directors



                                   Richard M. Harter
                                      Secretary




March 29, 1996


              WHETHER OR NOT YOU PLAN TO ATTEND THIS MEETING,
                PLEASE SIGN AND RETURN THE ENCLOSED PROXY.

          No postage is required if mailed in the United States.

                             CONCORD EFS, INC.

                              PROXY STATEMENT
                                                            March 29, 1996
     This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Concord EFS, Inc. ("Concord" or the "Company") of proxies for use at the Annual Meeting of Shareholders to be held on May 2, 1996 and any adjournments thereof. Shares as to which proxies have been executed will be voted as specified in the proxies. A proxy may be revoked at any time by notice in writing received by the Secretary of the Company before it is voted.

                   BENEFICIAL OWNERSHIP OF COMMON STOCK

     The Company's only issued and outstanding class of voting securities is its Common Stock, par value $.33 1/3 per share. Each shareholder of record on March 1, 1996 is entitled to one vote for each share registered in such shareholders's name. As of that date, the Company's Common Stock was held by approximately 274 shareholders of records or through nominee or street name accounts with brokers.

     The following table sets forth, as of March 1, 1996, the ownership of the Company's Common Stock by each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock, by each director who owns shares and by all directors and officers of the Company as a group.
                                                         Percent of
                                       Shares           Outstanding
Beneficial Owner (1)                   Owned             Shares (2)
- ---------------------------           -------           -----------
Dan M. Palmer (3)                     611,719               1.6%

Edward A. Labry III (4)               243,282               0.6%

Joyce Kelso                               399               0.0%

Richard M. Harter                      47,625               0.1%

Jerry D. Mooney                         6,300               0.0%

David C. Anderson                       3,375               0.0%

J. Richard Buchignani                   3,405               0.0%

Paul Whittington                        2,250               0.0%

All officers, directors and nominees
 as a group (8 persons)  (5)          918,355               2.4%

(1)  The address of each beneficial owner is the same as the Company's.
(2) Percentage ownership is based on 37,760,165 shares issued and outstanding, plus the number of shares subject to options exercisable within 60 days from the record date by the person or the aggregation of persons for which such percentage ownership is being determined.
(3) Shares owned include 409,219 shares covered by unexercised stock options.
(4) Shares owned include 141,914 shares covered by unexercised stock options.
(5) Shares owned include 551,133 shares covered by unexercised stock options.

                           ELECTION OF DIRECTORS

     Eight directors are to be elected to hold office until the next annual meeting of shareholders and until their successors are elected and qualified. Unless a proxy is executed to withhold authority for the election of any or all of the directors, then the persons named in the proxy will vote the shares represented by the proxy for the election of the following eight nominees. If the proxy indicates that the shareholder wishes to withhold a vote from one or more nominees for director, such instruction will be followed by the persons named in the proxy. All eight of the nominees are now members of the Board of Directors. The Board of Directors has no reason to believe that any of the nominees will be unable to serve. In the event that any nominee should not be available, the persons named in the proxies will vote for the others and may vote for a substitute for such nominee. An affirmative vote of a majority of the Company's Common Stock represented in person or by proxy at the meeting is necessary for the election of the individuals named below.

Recommended Vote

    The Board of Directors recommends that you vote "FOR" the election of these eight individuals as directors.

    The following table lists the name of each proposed nominee; his/her age; his/her business experience during at least the past five years, including principal offices with the Company or a subsidiary of the Company; and the year since which he/she has served as a director of the Company. There are no family relationships among the nominees.

                                  Office With the Company, Business

   Nominees and Ages          Experience and Year First Elected Director
   -----------------          ------------------------------------------
Dan M. Palmer (53)           Mr. Palmer became Chairman of the Board in
                             February 1991.  Mr. Palmer has been Chief
                             Executive Officer of the Company since August
                             1989, and a Director of the Company since May
                             1987.  Mr. Palmer has been the Chief Executive
                             Officer of EFS National Bank (formerly EFS,
                             Inc.) since its inception in 1982.  He joined
                             Union Planters National Bank in June 1982 and founded the EFS operations within the bank. He continued as President and Chief Executive
                             Officer of EFS when it was acquired by Concord in March 1985.

Joyce Kelso   (54)           Mrs. Kelso has been a Director since May 1991,
                             and Vice President in charge of Customer
                             Service since EFS began operations.  In August
                             1990, she was elected Senior Vice President of the Company. As of January 1, 1995,Mrs. Kelso is semi-retired.



Edward A. Labry III (33)     Mr. Labry joined EFS in 1984.  He was made
                             Director of Marketing in March 1987 and Vice
                             President of Sales in February 1988.  In August
                             1990, he was elected to Chief Marketing Officer of the Company. In February 1991, he was elected Senior Vice President of the Company,
                             President of the Company in October 1994, and President of EFS National Bank in December
                             1994.

Richard M. Harter (59)       Mr. Harter has been the Company's Secretary
                             and a Director since the Company's formation, and he has been the Secretary of NEFTI since its acquisition by the Company in 1981. He is a partner of Bingham, Dana and Gould LLP,legal counsel to the Company and NEFTI.

Jerry D. Mooney (43)         Mr. Mooney has been a Director of the Company
                             since August 1992.  He is President and CEO of
                             ServiceMaster Diversified Health Services,Inc.
                             formerly VHA Long Term Care since 1981.

David C. Anderson (53)       Mr. Anderson has been a Director of the Company
                             since August 1992.  He retired as Executive
                             Vice President and Chief Financial Officer of
                             Burlington Northern, Inc. in Fort Worth, Texas,
                             October 1995. Prior to that, Mr. Anderson was with Federal Express in Memphis for seven years as Senior Vice President and Chief Financial
                             Officer.

J. Richard Buchignani (47)   Mr. Buchignani has been a Director of the
                             Company since August 1992. He is a partner in the Memphis office of the law firm of Wyatt, Tarrant and Comb, who also serves as local counsel to the Company. Mr. Buchignani has been affiliated with the law firm since 1995 when most of the members of his firm of eighteen years joined Wyatt, Tarrant and Combs.

Paul L. Whittington (60)     Mr. Whittington has been a Director since May
                             1993. He was Managing Partner of the Memphis,
                             Tennessee and Jackson, Mississippi offices of Ernst & Young LLP from 1988 until his retirement in 1991.

Compensation of Directors

    The Company currently pays an annual fee of $8,000 plus $2,000 for each meeting attended to each non-employee Director of the Company. There are normally four meetings per year. In addition, non employee directors are granted options to purchase Company common stock. See page 8. Directors are reimbursed for expenses incurred in attending meetings of the Board of Directors. Three of the eight nominees are employees of the Company and are not separately compensated for serving as directors.


Executive Compensation
     The following summary compensation table is intended to provide a comprehensive overview of the Company's executive pay practices. It includes the cash compensation paid or accrued by the Company and its subsidiaries for services in all capacities during the fiscal year ended December 31, 1995, to or on behalf of each of the Company's named executives. Named executives include the Chief Executive Officer and the President of the Company.
                         Summary Compensation Table

                           Annual Compensation      Long-Term Compensation
Name and Principal               Salary    Bonus
Position                  Year    ($)       ($)       Options Awarded*
- --------                  ----   -------  -------   ----------------------
Dan M. Palmer             1995   363,738   80,000           135,000
Chairman of the Board &   1994   342,335   70,000           118,125
Chief Executive Officer   1993   302,104   60,000           101,250
of the Company and EFS
National Bank

Edward A. Labry III       1995   279,315  100,000           112,500
President of the Company  1994   255,912   50,000           101,250
and EFS National Bank     1993   153,835   70,000            84,375

* Options awarded have been restated to reflect stock splits issued through January 18, 1996.

STOCK OPTIONS

    The following tables present the following types of information for options granted to the Company's named executives under the Company's 1993 Incentive Stock Option Plan. Table I - options granted and the potential realizable value of such options, and Table II - options exercised in the latest fiscal year and the number of unexercised options held.

                                        Table I
                                 Options Granted in 1995

                                    Individual Grants
                     -----------------------------------------------
                                 Options
                                Granted to    Exercise
                     Options   Employees in     price     Expiration
Name                 Granted      1995        ($/Share)      Date
- ----                 -------   ------------   ---------   ----------
Dan M. Palmer        135,000      20.4%         $13.33     4/18/2005
Edward A. Labry      112,500      17.0%         $13.33     4/18/2005


                     Potential Realizable
                       Value at Assumed
                     Annual Rates of Stock
                       Price Appreciation
                        for Option Term

Name                    5% ($)     10% ($)
- ----                 ---------   ---------
Dan M. Palmer        1,131,277   2,867,569
Edward A. Labry        942,731   2,389,641



                                  Table II
          Options Exercised in 1995 and 1995 Year End Option Values

                                                         Value of
                                           Number of    Unexercised
             Shares Acquired   Value ($   Unexercised  In-the-money
Name         on Exercise (#)  Realized(1) Options (#)  Options($)(2)
- ----         ---------------  ----------  -----------  ------------
Dan M. Palmer        182,025   4,601,211   577,969(E)  13,600,084(E)
                                           299,531(U)   5,401,166(U)
Edward A. Labry       83,531   1,428,007   215,157(E)   4,507,438(E)
                                           251,718(U)   4,544,124(U)

(1) Values are calculated by subtracting the exercise price from the fair market value of the stock as of the exercise date.

(2) Values are calculated by subtracting the exercise price from the fair market value of the stock on December 31, 1995.

(E) = Exercisable at December 31, 1995
(U) = Unexercisable at December 31, 1995

Committees; Attendance

     The Board of Directors held five meetings during the fiscal year ended December 31, 1995. Each of the directors attended at least 75% of the total number of meetings of the Board.

     The Audit Committee, consisting of Messrs. Anderson, Buchignani, Harter, Mooney, Rutherford and Whittington met twice during the fiscal year ended December 31, 1995. The Audit Committee reviewed the results of the audit conducted by outside auditors and management's response to the management letter prepared by outside auditors.

     The Board of Directors has no Nominating Committee.

     The Board of Directors has a Compensation Committee consisting of directors who are not employees of the Company or any of its affiliates and have never been employees of the Company or any of its affiliates. It is the policy of the Compensation Committee to establish base salaries, award bonuses and grant stock options to such executives and in such amounts as will assure the continued availability to the Company of the services of the executives and will recognize the contributions made by the executives to the success of the Company's business and the growth over time in the market capitalization of the Company. To achieve these goals, the Committee establishes base salaries at levels which it believes to be below the mid-point for comparable executives in companies of comparable size and scope. The Committee then awards cash bonuses reflecting individual performance during the year for which the awards are made. For executives other than the Chief Executive Officer, the Committee receives bonus award recom-mendations from the Chief Executive Officer. The Committee grants stock options to senior and middle management executives of the Company and its affiliates at levels which it believes to be slightly higher than average for comparable companies in order to give the executives significant incentive to improve the business of the Company and its market capitalization. Section 162(m) of the Internal Revenue Code limits the tax deduction to $1 million for compensation paid to certain executives of public companies. The Committee has considered these new requirements and believes that the Company's 1993 Incentive Stock Option Plan meets the requirements that it be "performance based", and therefore, exempt from the limitations on deductibility. Historically, the combined salaries and bonuses of the Company's executive officers have been well under the $1 million limit. The Committee's present intention is to comply with Section 162(m) unless the Committee feels that required changes would not be in the best interest of the Company or its shareholders.

The Chief Executive Officer's base salary, cash bonus and option grants are established by the Committee based upon its members' own experience in their companies and in other companies which they serve as directors or advisors. For 1995, the compensation, bonus and options for the Chief Executive Officer were believed by the Committee to be, in the aggregate, lower than the aggregate value of such arrangements for chief executive officers of comparable companies.
                                                     David C. Anderson
                                                     J. Richard Buchignani
                                                     Richard M. Harter
                                                     Jerry D. Mooney
                                                     Paul L. Whittington

    Below is a performance table which compares the Company's cumulative total shareholder return during the previous five years with NASDAQ stock market, and NASDAQ financial stocks (the Company's peer group).

                                      NASDAQ
            Concord      NASDAQ      Financial
  Date      EFS,Inc.  Stock Market    Stocks
- --------   ---------  ------------   ---------
 9/30/90     100.00      100.00        100.00
 9/30/91     373.26      157.33        152.95
12/31/92     411.63      205.15        238.69
12/31/93     308.79      235.50        277.42
12/31/94     523.26      230.20        278.07
12/31/95   1,326.45      325.30        405.13

              AMEND CERTIFICATE OF INCORPORATION TO INCREASE
               NUMBER OF AUTHORIZED SHARES OF COMMON STOCK


    The Company's authorized capital stock consists of 40,000,000 shares of Common Stock, $.33 1/3 par value. The Board of Directors finds advisable that the Company's Certificate of Incorporation be amended to increase the number of authorized shares of Common Stock to 80,000,000 shares, $.33 1/3 par value.

    The holders of Common Stock are not entitled to preemptive rights to purchase Common Stock of the Company.

    The authorized shares of Common Stock can be issued without shareholder approval upon such terms and in consideration of such amounts as the Board of Directors determines is in the best interest of the Company. Aside from regular recurring grants of options under the Corporation's stock option plan, the Board presently has no plans to issue any of the authorized shares of Common Stock.

Recommended Vote

    An affirmative vote of a majority of the Company's outstanding Common Stock is necessary to adopt the amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of Common Stock to 80,000,000 shares. The Board of Directors recommends that you vote "FOR" the proposal.

           APPROVE AMENDMENT OF 1993 INCENTIVE STOCK OPTION PLAN
                 TO CHANGE THE FORMULA GRANTS TO DIRECTORS

    The Company's 1993 Incentive Stock Option Plan provides formula grants of stock options to non-employee directors. Prior to amendment, the Plan provided than an option would be automatically granted each year to each non-employee director for the number of shares calculated by dividing $10,000 by the fair market value of the stock on the date of the annual
Meeting.   The Compensation Committee of the Board of Directors has recently amended the Plan to provide that the annual formula grant would be for 2,000 shares, a fixed number of shares, at the fair market value on the date of the annual Meeting. The Compensation Committee believes that this change in the formula grant arrangements makes the Plan easier to administer and is consistent with stock option arrangements made for non-employee directors of comparable companies.

Recommended Vote

    An affirmative vote of a majority of the Company's Common Stock voting on the issue is necessary to approve the amendment to the Company's 1993 Incentive Stock Option Plan. The board of Directors recommends that you for "FOR" the proposal.

                               OTHER MATTERS

     The Board of Directors knows of no matters which are likely to be presented for action at the Annual Meeting other than the proposals specifically set forth in the Notice and referred to herein. If any other matter properly comes before the Annual Meeting for action, it is intended that the persons named in the accompanying proxy and acting thereunder will vote or refrain from voting in accordance with their best judgement pursuant
to the discretionary authority conferred by the proxy.   If, in a proxy
submitted on behalf of a shareholder by a person acting solely in a representative capacity, the proxy is marked clearly to indicate that the shares represented thereby are not being voted with respect to one or more proposals, then such proxies will not be counted as present at the meeting with respect to such proposals, and such "non-votes" will have no effect on the voting on such proposals. Proxies submitted with abstentions as to one or more proposals will be counted as present for purposes of establishing a quorum for such proposals, and such abstentions will have the affect of a vote against such proposals.

                           CERTAIN TRANSACTIONS

     Bingham, Dana & Gould LLP serves as legal counsel to the Company. Richard M. Harter, Secretary and Director of the Company, is a partner of that firm. Wyatt, Tarrant and Combs also serves as legal counsel to the Company. J. Richard Buchignani, Director of the Company, is a partner of that firm.
                      INFORMATION CONCERNING AUDITORS

     Representatives of Ernst & Young LLP are expected to be at the Annual Meeting and will have an opportunity to make a statement if they desire to do so. Such representatives are also expected to be available to respond to appropriate questions.
                          SHAREHOLDERS PROPOSALS

     Shareholder proposals to be submitted for vote at the 1997 Annual Meeting must be delivered to the Company on or before December 8, 1996.

                         EXPENSES OF SOLICITATION

     Solicitations of proxies by mail is expected to commence on March 29, 1996, and the cost thereof will be borne by the Company. Copies of solicitation materials will also be furnished to brokerage firms, fiduciaries and custodians to forward to their principals, and the Company will reimburse them for their reasonable expenses.

                                        By Order of the Board of Directors

                                               Richard M. Harter
                                                   Secretary

                        ANNUAL REPORT ON FORM 10-K

     The Company will deliver without charge to each of its shareholders, upon their written request, a copy of the Company's most recent annual report on Form 10-K and any information contained in any subsequent reports filed with The Securities and Exchange Commission. Request for such information should be directed to Investor Relations, Concord EFS, Inc., 2525 Horizon Lake Drive, Suite 120, Memphis, Tennessee 38133.